Filed by Windstream Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Iowa Telecommunications Services, Inc.

Commission File No. 001-32422

The following press release was distributed by Iowa Telecommunications Services, Inc. on May 18, 2010.

Investor Relations Contact:

Kevin Inda

Corporate Communications, Inc.

407-566-1180

Kevin.Inda@cci-ir.com

Media Contact:

Julie White

Director, Corporate Communications

641-787-2040

Julie.White@iowatelecom.com

Iowa Telecom Declares Final Interim Dividend in

Preparation for Completing Merger

NEWTON, Iowa — (May 18, 2010) — Iowa Telecommunications Services, Inc. (NYSE Symbol: IWA) today announced its Board of Directors has declared the final interim dividend on Iowa Telecommunications common stock in anticipation of the closing of the previously-announced merger with Windstream Corporation. The dividend is contingent upon the closing of the merger.

The Board declared a dividend of $0.0022418 per share of common stock, per day, from and including April 1, 2010 (the first day of the current fiscal quarter), until and including the closing date of the merger, in accordance with the terms of the merger agreement and provided that the closing date is prior to July 1, 2010. The merger is currently expected to close on June 1, 2010, assuming satisfaction or waiver of all of the conditions to the merger. If the merger is completed on June 1, 2010, the final dividend will be $0.1389890 per share.

The final dividend will be payable as soon as practicable after the closing date of the merger to shareholders of record as of the close of business on the last business day immediately preceding the closing date of the merger.

On November 23, 2009, Iowa Telecom entered into the merger agreement under which Windstream will acquire Iowa Telecom. Under the merger agreement, each outstanding share of Iowa Telecom common stock will be converted into the right to receive $7.90 in cash and 0.804 shares of common stock of Windstream.

The final interim dividend, when combined with the 25-cent dividend declared by the Windstream board of directors on May 5, 2010, will permit Iowa Telecom shareholders effectively to continue to receive the regular Iowa Telecom dividend for all periods through the effective time of the merger. The 25-cent dividend is payable on July 15, 2010, to Windstream stockholders of record as of June 30, 2010, including former Iowa Telecom shareholders who receive and continue to hold Windstream stock as of the June 30 record date.

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Iowa Telecom Declares Final Interim Dividend in Preparation for Completing Merger

May 18, 2010

About Iowa Telecom

Iowa Telecommunications Services, Inc. (d/b/a Iowa Telecom) is a telecommunications service provider that offers local telephone, long distance, Internet, broadband and network access services to business and residential customers. Today, the company serves over 450 Iowa communities and 16 Minnesota communities and employs nearly 800 people. The company’s headquarters are in Newton, Iowa. The Company trades on the New York Stock Exchange under the symbol IWA. For further information regarding Iowa Telecom, please go to www.iowatelecom.com and select “Investor Relations.” The Iowa Telecom logo is a registered trademark of Iowa Telecommunications Services, Inc. in the United States.

Additional Information and Where to Find It

In connection with the proposed merger of Iowa Telecom and Windstream, Windstream has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that contains a proxy statement/prospectus. Iowa Telecom investors and security holders are advised to read the proxy statement/prospectus and any other relevant documents filed with the SEC because those documents will contain important information about Iowa Telecom, Windstream and the proposed merger. Investors and security holders may obtain a free copy of the proxy statement/prospectus at the SEC’s Web site at www.sec.gov. Free copies of the proxy statement/prospectus may also be obtained from Windstream upon written request to Windstream Investor Relations, 4001 Rodney Parham Road, Little Rock, AR 72212 or by calling (866) 320-7922, or from Iowa Telecom through its investor relations web site (www.iowatelecom.com) or by directing a request to Iowa Telecom at 403 W. Fourth Street North, Newton, Iowa 50208 or by calling (641) 787-2000.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this report include statements concerning the closing of the proposed transaction and the payment of the final interim dividend. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if the Company fails to satisfy the conditions to closing, the transaction may not be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with uncertainty as to whether the transaction will be completed, costs and potential litigation associated with the transaction, the failure of either party to meet the closing conditions set forth in the merger agreement, the extent and timing of regulatory approvals, changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services, high costs of regulatory compliance, the competitive impact of legislation and regulatory changes in the telecommunications industry, and the other risk factors discussed from time to time by the Company in its reports filed with the SEC. The Company urges you to carefully consider the risks that are described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and in the Company’s other SEC filings. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

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